UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated November 30, 2010, announcing the Company's results for the three and nine month periods ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 6, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Third quarter and nine months 2010 results

Highlights

•	Seadrill generates third quarter 2010 EBITDA*) of US$560 million
•	Seadrill reports third quarter 2010 net income of US$358 million and earnings per share of US$0.85
•	Two ultra-deepwater and one jack-up newbuilds commence operations.
•	Seadrill completes acquisition of Scorpion Offshore Limited.
•	Seadrill increases quarterly regular cash dividend to US$0.65 per share.

Subsequent events

•	Seadrill issues a US$350 million bond and a US$650 million convertible bond.
•	Seadrill orders six new units from yards: Two ultra-deepwater drillships for a total consideration of less than US$1,200 million and four jack-up rigs for a total consideration of US$790 million.
•	Seadrill completes the disposal of the 1984-built jack-up rig West Larissa at US$55 million.
•	Subsidiary Seawell completes listing on the Oslo Stock Exchange

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Third quarter results
Consolidated revenues for the third quarter of 2010 amounted to US$1,075 million as compared to US$933 million in the second quarter of 2010. Operating profit for the quarter was US$431 million, up from US$383 million in the previous quarter. The third quarter operating profit for Mobile Units was US$359 million as compared to US$310 million in the preceding quarter. The increase was mainly related to commencement of operations of the ultra-deepwater unit West Orion in Brazil and the consolidation of the full quarter for the acquired Scorpion Offshore Ltd ("Scorpion") entity that owned seven jack-up rigs. The operating profit from the Tender Rigs was US$58 million, an increase of US$3 from the preceding quarter. Operating profit from Well Services amounted to US$15 million, down from the record US$19 million contribution in the preceding quarter.

Net financial items for the quarter amounted to a loss of US$33 million compared to zero impact in the previous quarter. Interest expenses were US$98 million, up from US$58 million in the previous quarter due to less interest being capitalized and higher interest bearing debt following the acquisition of Scorpion and delivery of new units. The Company recorded a gain of US$75 million on derivative financial instruments compared to a loss of US$167 million in the second quarter. The gain is related to mark-to-market of forward contracts, currency derivatives and total return swap agreements in own treasury shares partly offset by a loss on interest swap agreements. Foreign exchange contributed negatively with a loss of US$33 million.

Income taxes for the third quarter were US$41 million.

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Net income for the quarter was US$358 million corresponding to basic earnings per share of US$0.85.

Balance sheet
Total assets increased to US$16,421 million from US$15,894 million as of June 30, 2010.

Total current assets increased from US$2,415 million to US$2,587 million over the course of the quarter. The increase was primarily related to the US$116 million increase in marketable securities related to the unrealized gain on the Pride International Inc. investment. Other current assets also contributed by an increase of US$208 million partly offset by a reduction in other assets.

Total non-current assets increased from US$13,479 million to US$13,834 million. The increase of US$355 million was primarily related to milestone payments on newbuilds.

Total current liabilities increased from US$3,075 million to US$3,163 million. The increase was related to a temporary increase in short- term interest debt in Seawell Ltd and the newly acquired subsidiary Scorpion Offshore Ltd, partly offset by a decrease of US$276 million in other current liabilities related to unpaid first quarter dividend at the end of second quarter, distributed during the third quarter. Long-term interest bearing debt increased from US$7,239 million at the end of the second quarter to US$7,377 million. Net interest bearing debt was US$8,482 million compared to US$7,402 million at the end of previous quarter. US$435 million of the increase related to transactions leading to a conversion of equity to debt in related companies, which are consolidated by Seadrill in accordance with US GAAP, but in which Seadrill has no ownership interests (Variable Interest Entities, VIE's). In the third quarter, Seadrill repaid US$488 million of debt, of which US$263 million was in form of regular installments.

Total equity decreased from US$5,240 million as of June 30, 2010 to US$5,049 million as of September 30, 2010. The decrease is related to the conversion of equity to debt in the VIE's, and distribution of cash dividends. This is partly offset by quarter earnings and increase in non-controlling interest related to Seawell Ltd completing a US$430 million share offering in August. Although that issuance reduced Seadrill ownership to 52.3 percent in Seawell, it led to an increase in non-controlling interest.

Cash flow
As of September 30, 2010, cash and cash equivalents amounted to US$547 million, which corresponds to an increase of US$87 million as compared to year-end 2009. Net cash from operating activities for the nine months period was US$927 million whereas net cash used in investing activities for the same period amounted to US$1,493 million, primarily related to milestone payments on our newbuilds. Net cash from financing activities was US$654 million of which the net proceeds from debt amounted to US$1,193 million.

Outstanding shares
As of September 30, 2010, issued common shares in Seadrill Limited totaled 412,288,216 including 517,233 treasury shares held by the Company.

In November, the Board approved a new share incentive program allocating 1.7 million shares to senior management. As such, the number of shares outstanding under various management share incentive programs totals 6 million shares, out of which approximately 2 million has vested and are exercisable. The strike price for the new incentive program is NOK185.20 per share. The options granted under the new program will vest 1/5 each year during the option period which will expire on December 31, 2015.

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New financing
Convertible bonds
In October, Seadrill issued a new US$650 million convertible bond. The bond has an annual coupon of 3.375 percent payable semi-annually in arrears. The conversion price is US$38.92, representing a conversion premium of 30 percent over the volume weighted average price of our common share up to the pricing of the bonds on October 27, 2010. The convertible bond was issued at par and matures on October 27, 2017.

Bonds
The Company issued a new US$350 million bond in October. The bond carries an annual coupon of 6.5 percent payable semi-annually in arrears and matures on October 5, 2015.

Refinancing of Scorpion
On October 28, Seadrill signed a new 5-year US$700 million bank facility with security in the seven premium jack-up rigs acquired through the takeover of Scorpion Offshore Ltd. The new facility will replace four existing credit facilities of some US$767 million in total, secured against the same rigs. The new facility bears interest of LIBOR plus a margin of 250 basis points, has a 10-year repayment schedule and matures on November 16, 2015.

Operations
Offshore drilling units
During the third quarter, Seadrill had 37 offshore drilling units in operation in North Europe, US Gulf of Mexico, South Americas, West Africa and Southeast Asia.

Average economical utilization rate for the floaters (drillships and semis) was 95 percent compared to 92 percent in the previous quarter. The average economical utilization rate was 97 percent compared to 91 percent in the previous quarter for the premium jack-up rigs. Tender rigs delivered 87 percent average economic utilization (adjusted for the T8 being idle, the economic utilization was 97 percent) compared to 88 percent in the preceding quarter (or 97 percent).

In October, Seadrill agreed to dispose the 1984-built jack-up rig West Larissa at US$55 million. The transaction was closed in November and a gain on sale of US$26 million will be recorded in the fourth quarter 2010.

Table 1.0 Contract status offshore drilling units
Unit	Client	Current location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	Consortium	Norway	May 2009	Jun 2012
West Aquarius	Exxon	China	Feb 2009	Feb 2013
West Capricorn (NB)		Singapore – Jurong Shipyard
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	May 2012
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Phoenix	Total	UK	Jan 2009	Jan 2015
West Sirius	BP	US Gulf of Mexico	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture	Statoil	Norway	Feb 2000	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2012
West Navigator	Shell	Norway	Jan 2009	Dec 2012
West Polaris	Exxon	Brazil	Oct 2008	Oct 2012
West Auriga (NB)		South Korea – Samsung Shipyard
West Vela (NB)		South Korea – Samsung Shipyard

HE Jack –ups

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Unit	Client	Current location	Contract start	Contract expiry

West Epsilon	Statoil	Norway	Oct 2006	Jan 2015
West Elara (NB)	Statoil	Singapore – Jurong Shipyard	Oct 2011	Oct2016

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2012
Offshore Defender	Petrobras	Brazil	Mar 2010	Feb 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jun 2010	Jan 2011
Offshore Resolute	PV Drilling	Vietnam (warm stacked*)	Aug 2010	Oct 2010
Offshore Vigilant	Cardon IV	Venezuela	Aug 2010	Mar 2011
West Ariel	VSP	Vietnam	Nov 2009	Dec 2011
West Callisto	Premier Oil	Indonesia	Aug 2010	Apr 2011
West Janus	PCPPOC	Malaysia	Aug 2008	Aug 2011
West Juno (NB)		Singapore – KFELS
West Leda	PT Pan	Indonesia	Nov 2010	Feb 2011
West Prospero	VSP	Vietnam	Nov 2010	Dec 2011
West Triton	CPOC	Malaysia	Dec 2010	Aug 2011
West Castor (NB)		Singapore – Jurong Shipyard
West Tucana (NB)		Singapore – Jurong Shipyard
West Telesto (NB)		China – Dalian Shipyard
West Oberon (NB)		China – Dalian Shipyard

Tender rigs
T11	Chevron	Thailand	May 2008	May 2013
T12	PTTEP	Thailand	Apr 2010	Apr 2011
T4	Chevron	Thailand	Jul 2008	Jul 2013
T7	Chevron	Thailand	Nov 2006	Oct 2011
T8		Singapore (warm stacked*)
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Dec 2011
West Jaya (NB)		Singapore
West Menang	Total	Namibia (warm stacked *)	Jul 2009	Dec 2010
West Pelaut	Shell	Brunei	Apr 2009	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Apr 2010	July 2015

NB - newbuilding
* warm stacked means the unit is not in operating mode, but is being maintained in a state of readiness for future operations

Well Services (Seawell Limited)
Our majority owned subsidiary Seawell provides offshore platform drilling and well services. The overall activity level in the third quarter was sound with an EBITDA of US$20 million although somewhat lower than the record US$24 million EBITDA in the preceding quarter.

In August this year, Seawell Limited and Allis-Chalmers Energy Inc. (NYSE: ALY) announced that their Boards of Directors had unanimously approved a definitive merger agreement providing for the acquisition of Allis-Chalmers by Seawell in a transaction valued at approximately US$890 million (including assumed debt). Upon completion, the combined company will have approximately 6,500 employees and operations in all major oil and gas regions.

On October 27, 2010, Seawell filed an application with the Oslo Stock Exchange for listing of its shares after having been registered with and traded in the Norwegian OTC system since autumn 2007. Oslo Stock Exchange approved the application from Seawell on November 24, 2010 and the trading started on November 26, 2010 under the ticker SEAW.

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Seadrill currently holds 117,798,650 shares in Seawell corresponding to 52.3% of the outstanding shares. Based on closing share price of NOK34.80 on November 29, 2010, our ownership has a gross value of some US$663 million.

For more information on Seawell, see their separate quarterly report published on www.seawellcorp.com.

Newbuilding program
In October, Seadrill signed a contract with the Jurong Shipyard in Singapore for the construction of two new jack-up rigs for a total project cost of US$200 million per rig with deliveries scheduled for fourth quarter 2012 and first quarter of 2013. In addition to the turnkey contract for the construction of the rigs, the total project price includes project management, drilling and handling tools, spares and capitalized interest. The rigs are based on the Friede & Goldman JU2000E design, are capable of operating in water depths of up to 400ft and suitable for operations worldwide, including the southern North Sea. In addition to the two units ordered, Seadrill also secured option agreements for the construction of a further four units.

In November, Seadrill entered into an agreement for the construction of two new ultra-deepwater drillships from the Samsung Shipyard in South Korea with scheduled deliveries in the first and second quarter 2013, respectively. Total project price per rig is estimated to be less than US$600 million, which includes a turnkey contract with the yard, project management, drilling and handling tools, spares, capitalized interest and operations preparations. The contract further includes a fixed price option for a further two drillships to be declared during the first quarter 2011.The drillships will be capable of operating in water depths of up to 12,000ft and will be the first newbuilds outfitted with a seven-ram configuration of the BOP stack.

Seadrill also ordered two new jack-up rigs from the Dalian Shipyard in China. The rigs have a total project price per rig of US$190 million and the deliveries are scheduled for the fourth quarter 2012 and first quarter 2013. The total project price includes project management, drilling and handling tools, spares and capitalized interest. The rigs are based on the Friede & Goldman JU2000E design with the same technical capabilities as the units ordered from Jurong. They are suitable for operations worldwide, including the southern North Sea. In addition to these two units, Seadrill has option agreements for construction of two additional rigs.

As a result, Seadrill's construction program has been increased from four to ten rigs, with option for eight more rigs. Four of these rigs will be delivered over the next twelve months. These include one benign environment jack-up rig (December 2010), one semi-submersible tender rig (1Q2011), one harsh environment jack-up rig (2Q2011), and one ultra-deepwater semi-submersible rig (4Q2011). The most recently ordered six units are expected to be delivered between the fourth quarter 2012 and the second quarter 2013.

Operations in associated companies
Varia Perdana Bhd.
Seadrill has a 49 percent ownership in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the third quarter the tender barge T3 worked for PTT in Thailand and T10 worked for Petronas Carigali on an assignment for CarigaliHess. The tender barges T6 and Teknik Berkat worked for Petronas Carigali while T9 worked for Exxon. Varia Perdana continues to deliver sound operational performance and contributed US$11 million to Seadrill's performance, reported under other financial items.

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SapuraCrest Bhd.
Seadrill currently has an ownership interest of 23.6 percent (or 301,132,020 shares) in the Malaysian oil service provider, SapuraCrest Bhd., which is a leading deepwater construction company in the Pacific region. Among other things, SapuraCrest owns 51 percent of Varia Perdana Bhd. Based on the closing share price on November 29, 2010 on the Malaysian Stock Exchange, our holding in SapuraCrest has a gross value of some US$253 million compared to a book value of US$84 million. SapuraCrest continues to deliver sound performance supported by a strong contract backlog and has started to pay dividends to shareholders. The market conditions for the company business remain attractive and it contributed US$4 million to Seadrill's performance, reported under other financial items.

Other investments in offshore drilling companies
Pride International Inc.
Seadrill holds 9.4 percent in the NYSE listed offshore drilling company Pride International Inc. through a combination of forward contracts for 16,300,000 shares and direct ownership of 200,000 shares. The current average strike price per share on the forward contracts is US$23.2. Based on closing share price of US$31.41 on November 29, 2010, our exposure has a gross value of some US$518 million as compared to a book value of US$486 million.

Seahawk Inc.
As a result of the spin-off of Pride's mat-supported jack-up rigs in 2009, we hold 1,099,999 shares equivalent to a 9.3 percent ownership interest in Seahawk Drilling Inc. amounting to US$9 million based on closing share price of US$8.34 on November 30, 2010, compared to a book value of US$9 million as of September 30, 2010.

New contracts and contract extensions
Seadrill has since the filing of the second quarter 2010 report on August 31 entered into the following new contracts and contract extensions.

In September, the contract for jack-up rig West Ariel with VSP in Vietnam was extended throughout December 2011. The agreed dayrate is US$122,500.

In November, a three-year contract extension was secured for the self-erecting tender rig West Pelaut with Shell Brunei Petroleum. The agreed dayrate is US$120,000.

An eight well contract expected to take 240 days was secured for the jack-up rig West Triton with CPOC for operation in Malaysia. The agreed dayrate is US$119,500.

Furthermore, the jack-up rig West Prospero replaced the disposed West Larissa for the remaining contract period through 2011 with VSP in Vietnam.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrates and duration profiles, see fleet status report or news releases on the Company's web site www.seadrill.com.

Market development
The general demand trend for offshore drilling units is in favor of new and modern units offering superior technical capabilities, operational flexibility and reliability. The overall market demand and sentiment has been positively impacted by the lifting of the offshore drilling permit moratorium in the US Gulf of Mexico where most of the offshore drilling activities had been halted since April this year. In addition, oil prices have continued to show strength trading in the US$72-88 bbl band since August.

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Ultra-deepwater floaters (>7,500 ft water)
The US offshore drilling permit moratorium was lifted on October 12. This removed a significant part of the uncertainty related to the future demand for deepwater drilling units in the Gulf. It also reduced the uncertainty surrounding near term demand for uncontracted deepwater units internationally. Driven by this and strong oil prices, new ultra-deepwater rigs have been able to win contracts at dayrates more favorable than the market had anticipated subsequent to the Macondo incident. However, the contract length has in several cases been shorter than the norm for ultra-deepwater fixtures. The announced dayrates have been in the range from low US$400,000s up to US$500,000. New rigs have achieved dayrates in the low end of the range while the rates for the "warm rigs" have typically been in the mid to the high end of the range. Furthermore, several sublets for existing rigs under contract were entered at dayrates in the high end or above the mentioned range.

The Macondo incident has sparked a stronger focus from oil companies on new dynamically positioned deepwater units. The industry seems to be less interested in using moored and upgraded deepwater vessels with significant weight and capacity restrictions.  The Macondo incident has and will continue to lead to additional regulations and obligations on oil companies and drilling contractors through new requirements from, among others, the US Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE"). Such obligations could include design reviews, third-party inspections of blowout preventers and additional certifications and verifications relating to personnel operating blowout preventers.

The complexity of some of the existing deepwater wells further strengthens the case for modern units. The need for sufficient safety margins in drilling operation can in some cases only be met by sixth and seventh generation rigs.

We expect this to lead to a bifurcation of the ultra-deepwater fleet, reducing the available fleet of rigs suitable and outfitted for certain assignments and for operation in certain regions. In addition to increased emphasis on quality and capability of equipment, oil companies are favoring drilling contractors with extensive operational experience and record of accomplishments.

We also expect that the tightening regulations and stricter operating standards are likely to lead to an increase in both operating and maintenance costs for the industry. It should further be assumed that the duration to drill a deep water well will increase as a function of the new standards. This will create additional rig demand.

Additional support for ultra-deepwater rig demand comes from the continued exploration successes in Brazil and West Africa, as well as an expanding number of new deepwater basins. The catch up of "lost" deep water drilling in the US during 2010, development drilling in Brazil and West Africa and the potential for new pre-salt exploration wells in Angola could significantly influence the market in the years to come.

Premium jack-up rigs (>300 ft water)
The market for premium jack-up rigs continues to show positive development. Oil companies are increasingly more focused on the improved efficiency and flexibility that the higher specification units can offer. Of particular importance  is higher hook-loads, extended cantilever-reach and increased flexibility for offline activities. At present, the utilization for premium units built during the last decade is approximately 96% versus some 62% for older jack-up rigs, a gap that is also reflected in dayrate levels for various rig categories. In response to this development, drilling contractors including Seadrill have recently placed orders for nine new jack-up rigs at prices ranging from US$180 million to US$200 million. The outstanding order book at year-end 2010 constitutes less than 5% of the existing jack-up rig fleet, which still has an average age of some 22 years.

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On the demand side, interest from oil companies and tendering activity has improved over the quarter keeping dayrates at steady levels. Nevertheless, the short-term nature of jack-up rig contracts, seasonality effects in certain geographic areas and the addition of new capacity impose some uncertainty related to back-to-back contracts and some shorter period of unemployment can be experienced. Recent exploration successes in Central and Southern America are encouraging while visible demand for premium assets continues in the Middle East and Southeast Asia regions. We remain optimistic about the long-term outlook for the premium jack-up rigs.

Tender rigs
Seadrill continues to see strong interest from oil companies for tender rigs. In addition to the recently announced 3-year contract for the semi-tender West Pelaut, we are in discussions with a number of oil companies following public tenders and through direct negotiations. Also for tender rigs, we are seeing an increased customer focus on equipment quality and operational experience. The tender rig concept continues to benefit from being a versatile and cost effective alternative to a fixed or floating platform solution. We are optimistic about the long-term outlook and potential for our existing fleet and are consider specific opportunities adding further capacity to this attractive segment. In addition to the traditional geographic markets for tender rigs i.e. West Africa and Southeast Asia, we are seeing increased interest for assignments also in the Gulf of Mexico, South and Central America and Australia.

Next quarter operational events
We expect our fourth quarter earnings to be favorably impacted by full quarter earnings from the drillship West Gemini, which commenced operations for Total in September and the jack-up rig West Callisto that started its contract with Premier Oil in August. There will also be a positive contribution from the jack-up rig West Leda, which commenced operation from PT Pan in mid November and from a full quarter on the new and increased dayrate for the semi-submersible rig West Venture. Negative effects will come from the semi-submersible rig West Eminence and the drillship West Navigator that experience two and tree weeks of downtime due to BOP repair, respectively. In addition, the jack-up rig Offshore Resolute that completed its contract with PV Drilling mid October has currently not secured new employment. The recently disposed jack-up rig West Larissa completed its contract with VSP end of October and was replaced by jack-up rig West Prospero in mid November, which completed its previous job in Africa late September. The tender barge T8 is still idle and is expected to continue to be unemployed throughout the quarter.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry, the largest owner and operator of self-erecting tender rigs and the largest owner and operator of modern premium jack-up rigs.

The corporate ambition has, since the incorporation of the Company in 2005, been to build the leading drilling contractor. The strategy has been to focus our fleet on new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested and will continue to invest in new rigs while some of our competitors are facing the challenges of an aging rig fleet.

Seadrill has throughout the recent market volatility maintained an optimistic long-term view on the market and prospect for our rigs. This view has been founded on a belief that the global demand for oil will remain stable or increase. It has been further supported by increasing depletion rate from existing production wells, and by the fact that the new finds will be further offshore and in deeper waters. These developments will require rigs with higher technical capability.

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In line with our strategy and long-term view, we took advantage of prevailing uncertainty in the markets earlier this year and acquired a new harsh environment jack-up rig under construction and the seven jack-up rig company Scorpion Offshore Ltd at what has proven to be favorable prices.

Since these investments the market for premium jack-up rigs has continued to strengthen with renewed focus on enhanced technical capabilities and operational reliability. We believe in bifurcation of the jack-up rig market and continue strengthening our fleet. The recent market development in combination with a sound outlook for oil prices, attractive yard pricing and favorable delivery schedule led us to order four new premium jack-up rigs for US$790 million in total increasing our fleet of jack-up rigs build after 2006 to 18 units. We also have the right to order and take delivery of further six jack-up rigs at similar terms and conditions.

Newbuilding prices have been under pressure the last two years because of low order inflow to the shipyards. Prices for a drillship has fallen by some US$200 million since peak in 2008 and are now at levels close to 2005 prices adjusted for improved specifications. The Board considers this a unique opportunity, superior to any corporate or asset acquisitions. The newbuildings offer an attractive risk and reward combination.

The increased focus and requirement for new and more advanced equipment for deepwater operations combined with a positive view on the market development sparked us to order the first two 7th generation ultra deepwater drillships from the Samsung Shipyard. These units will meet the requirements of tomorrow; dual derrick, improved water depth, increased accommodation capacity, higher hook load capability and the first newbuilds to be outfitted with seven ram configuration of the BOP (Blow Out Preventer) stack. The total price for the drillships is below US$600 million each. We also have reserved the right to order further two similar units at same terms and conditions.

In addition to favorable pricing, we have achieved a payment profile for the newbuilds that matches our cash flow profile and dividend payout policy. 80% of the US$2 billion newbuild commitment will be paid at delivery and less than US$400 million will be paid up front. This has already been financed through the recent issuances of bonds (including the convertible bond) totaling US$1 billion.

The  Board anticipates that the remaining installments due in order to take delivery of the newbuilding program can be financed through a combination of bank financing, export credit financing and other debt arrangements.

Seadrill has nine units that are free of any pledge or lien and available as collateral for new debt arrangements. These include one ultra-deepwater unit, six jack-up rigs, and two tender rigs, with an aggregated market value of more than US$2 billon. If we included the newbuilds, we will have more than US$4 billion worth of assets that are unpledged. This offers financial flexibility and potential for further dividend distribution.

The Board has, backed by the Company's strong order backlog and increasing free cash flow, decided to increase the quarterly dividend from US$0.61 to US$0.65. The ex. dividend date has been set at December 16, 2010, record date is December 20, 2010 and payment date is on or about December 30, 2010.

In addition to our rig fleet, we have various holdings in other listed offshore drilling and oil service companies such as Seawell Limited, Pride International Inc, Seahawk Inc and SapuraCrest Bhd. At current market prices, these holdings could free up more than US$1 billion in cash.

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The Board evaluates the strategic and financial prospects for these holdings on a continuous basis. The lack of performance of the investment in Pride is of particular concern. The share price of Pride is at the same level as in 1997 without payment of any material dividend. Both SapuraCrest and Seawell are showing good growth and a positive development.

The Board remains focused on the quality of the Company's operation and keep monitoring important inputs including HSE review, cost review, uptime review, drilling efficiency, employment statistics and customers feed back. The general impression in this feedback is very encouraging and ranks Seadrill as a top-quality drilling contractor. There is however, room for improvement, particularly linked to two – three of the ultra-deepwater rigs, which keep experiencing technical issues mainly with the subsea equipment, causing down time. Special efforts are put in place to improve this situation. The reduction in operating expenses delivered in the second quarter has not been maintained to the same extent in the third quarter. However management remains focused on this issue and further progress should be expected as the size of the Company increases.

We believe Seadrill is uniquely positioned due to our asset base, strong order backlog and solid operations to benefit from what we see as the next upturn in the offshore drilling markets. As such, the Board is pleased to have increased the Company's exposure. Taking full benefit of the latest newbuild opportunities, the Board is excited about the prospect of building a Company that could potentially deliver an annual EBITDA of more than US$3 billion. The recent positioning combined with the underlying fundamentals makes this a realistic target in the coming years.

The combination of an operationally focused organization, a brand new fleet of premium rigs and prudent financial management should create a strong platform for further growth and superior return to shareholders.

The results for the fourth quarter 2010 are expected to continue to show good growth, solid profitability and provide a strong basis for continued high dividend capacity.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

November 30, 2010
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer
Esa Ikäheimonen:	Chief Financial Officer
Jim Daatland:	Vice President Investor Relations

10

Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2010 and 2009	Page 2
Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2010 and 2009	Page 3
Unaudited Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009	Page 4
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2010 and 2009	Page 5
Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2010	Page 7
Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine month periods ended September 30, 2010 and 2009

(In millions of US dollar)

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2010	2009	2010	2009
Operating revenues
Contract revenues	1,010.6	807.6	2,706.5	2,210.0
Reimbursables	60.0	45.3	132.1	132.7
Other revenues	4.1	10.1	21.9	32.3
Total operating revenues	1,074.7	863.0	2,860.5	2,375.0

Gain on sale of assets	0.0	21.1	0.0	21.1

Operating expenses
Vessel and rig operating expenses	414.2	314.5	1,128.5	887.9
Reimbursable expenses	55.8	40.7	124.7	124.0
Depreciation and amortization	128.9	103.3	341.1	291.1
General and administrative expenses	44.6	31.9	120.2	102.4
Total operating expenses	643.5	490.4	1,714.5	1,405.4

Net operating income	431.2	393.7	1,146.0	990.7

Financial items
Interest income	8.7	39.9	36.6	61.3
Interest expenses	(97.6)	(63.1)	(203.4)	(165.0)
Share in results from associated companies	15.0	26.7	38.1	62.7
Gain/ (loss) on derivative financial instruments	75.3	(23.2)	(169.2)	100.8
Foreign exchange (loss)	(32.8)	(32.2)	(32.5)	(29.6)
Gain on remeasurement of previously held equity interest	0.0	0.0	110.6	0.0
Gain on bargain purchase	0.0	0.0	56.2	0.0
Other financial items	(1.7)	50.4	45.1	51.0
Total financial items	(33.1)	(1.5)	(118.5)	81.2

Income before income taxes	398.1	392.2	1,027.5	1,071.9
Income taxes	(40.6)	(47.8)	(124.0)	(119.9)
Net income	357.5	344.4	903.5	952.0

Net income attributable to the parent	351.8	324.9	863.4	882.1
Net income attributable to the non-controlling interest	5.7	19.5	40.1	69.9

Basic earnings per share (US dollar)	0.85	0.82	2.12	2.21
Diluted earnings per share (US dollar)	0.79	0.78	1.98	2.12
Declared dividend per share (US dollar)	0.65	0.50	1.86	0.50

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three and nine month periods ended September 30, 2010 and 2009

(In millions of US dollar)

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income	357.5	344.4	903.5	952.0

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	115.6	156.9	(99.5)	302.2
Change in unrealized foreign exchange differences	41.4	13.5	25.7	24.1
Change in unrealized gain/ (loss) relating to pension	0.0	8.4	0.0	8.4
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	(0.1)	0.0	(2.2)	0.0
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	(4.8)	(11.1)	(22.3)	11.5
Other comprehensive income/ (loss):	152.1	167.7	(98.3)	346.2

Total comprehensive income/ (loss) for the period	509.6	512.1	805.2	1,298.2

Comprehensive income/ (loss) attributable to the parent	497.3	501.2	780.1	1,217.8
Comprehensive income attributable to the non-controlling interest	12.3	10.9	25.1	80.4

Accumulated other comprehensive income as per September 30, 2010 and December 31, 2009:

	September 30,	December 31,
	2010	2009
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	217.6	317.1
Unrealized gain on foreign exchange	97.9	80.1
Actuarial gain relating to pension	10.9	10.9
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	(1.6)	0.0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(48.6)	(45.6)
Accumulated other comprehensive income	276.2	359.5

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of September 30, 2010 and December 31, 2009

(In millions of US dollar)

	September 30, 2010	December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	546.5	460.0
Restricted cash	177.0	142.1
Marketable securities	523.7	742.3
Accounts receivables, net	574.2	451.6
Amount due from related party	125.8	137.9
Other current assets	640.0	327.1
Total current assets	2,587.2	2,261.0
Non-current assets
Investment in associated companies	223.3	321.0
Newbuildings	909.8	1,430.9
Drilling units	10,504.0	7,514.3
Goodwill	1,600.5	1,596.0
Other intangible assets	34.5	23.5
Restricted cash	323.3	371.0
Deferred tax assets	16.6	13.4
Equipment	111.8	115.1
Amount due from related party	0.0	90.0
Other non-current assets	110.1	95.2
Total non-current assets	13,833.9	11,570.4
Total assets	16,421.1	13,831.4
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,717.1	774.1
Trade accounts payable	94.9	84.7
Other current liabilities	1,351.3	1,175.3
Total current liabilities	3,163.3	2,034.1
Non-current liabilities
Long-term interest bearing debt	7,377.0	6,621.8
Long-term debt to related party	435.0	0.0
Deferred taxes	141.5	124.5
Other non-current liabilities	255.1	238.1
Total non-current liabilities	8,208.6	6,984.4
Commitments and contingencies	-	-
Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
411,770,983 outstanding at September 30, 2010
(December, 31 2009: 399,023,016)	823.5	798.0
Additional paid in capital	442.6	164.2
Contributed surplus	1,955.4	1,955.4
Accumulated other comprehensive income	276.2	359.5
Accumulated earnings/(deficit)	1,035.7	901.9
Non-controlling interest	515.8	633.9
Total equity	5,049.2	4,812.9
Total liabilities and equity	16,421.1	13,831.4

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the nine month periods ended September 30, 2010 and 2009

(In millions of US dollar)

	Nine month period ended September 30,
	2010	2009

Cash Flows from Operating Activities
Net income/ (loss)	903.5	952.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	341.1	291.1
Amortization of deferred loan charges	22.4	18.4
Amortization of unfavorable contracts	(29.7)	(32.4)
Amortization of favorable contracts	7.7	0.0
Amortization of mobilization revenue	(64.7)	0.0
Share of results from associated companies	(38.1)	(62.7)
Share-based compensation expense	9.4	12.8
Gain on disposal of fixed assets	0.0	(21.0)
Realized gain on disposal of other investments	(43.1)	(15.9)
Unrealized (gain)/ loss related to derivative financial instruments	85.1	(82.8)
Dividend received from associated company	28.4	6.9
Deferred income tax expense	63.6	4.9
Unrealized foreign exchange loss (gain) on long term interest bearing debt	(3.6)	73.7
Non cash gains recognized related to acquisition of subsidiaries	(166.8)	0.0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	100.9	150.5
Trade accounts receivable	(58.3)	(149.8)
Trade accounts payable	(8.9)	(73.8)
Prepaid expenses/accrued revenue	(136.9)	164.5
Other, net	(85.1)	(44.2)
Net cash provided by operating activities	926.9	1,192.2

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the nine month periods ended September 30, 2010 and 2009

(In millions of US dollar)

	2010	2009
Cash Flows from Investing Activities
Additions to newbuildings	(1,427.2)	(974.9)
Additions to rigs and equipment	(145.1)	(145.8)
Sale of rigs and equipment	0.0	176.7
Change in margin calls and other restricted cash	10.6	25.6
Investment in associated companies	(8.0)	(24.3)
Investment in subsidiaries, net of cash acquired	13.6	0.0
Purchase of Marketable Securities	(29.2)	(237.0)
Proceeds from realization of marketable securities	162.2	0.0
Proceed from repayment of short term loan to related parties	90.0	115.0
Short term loan granted to related parties	(160.3)	0.0
Net cash used in investing activities	(1,493.4)	(1,064.7)

Cash Flows from Financing Activities
Proceeds from debt	2,029.8	2,113.7
Repayments of debt	(836.7)	(1,695.0)
Debt fees paid	(21.5)	(38.7)
Change in current liability related to share forward contracts	(92.7)	(68.6)
Contribution (to) / from non-controlling interests	0.5	(68.0)
Proceeds from issuance of equity	318.3	0.0
Purchase of treasury shares	(42.2)	0.0
Proceeds from sale of treasury shares	18.4	1.3
Dividends paid	(720.1)
Net cash provided by financing activities	653.8	244.7

Effect of exchange rate changes on cash and cash equivalents	(0.8)	6.6

Net increase / (decrease) in cash and cash equivalents	86.5	378.8
Cash and cash equivalents at beginning of the year	460.0	376.4
Cash and cash equivalents at the end of period	546.5	755.2

Supplementary disclosure of cash flow information
Interest paid	(192.0)	(166.6)
Taxes paid	(57.3)	(76.9)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2010

(In millions of US dollar)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2009	798.0	164.2	1,955.4	359.5	901.9	633.9	4,812.9
Sale of treasury shares	2.7	15.7					18.4
Purchase of treasury shares	(3.5)	(38.7)					(42.2)
Employee stock options issued		9.4					9.4
Unrealized (loss) on marketable securities				(56.4)			(56.4)
Realized gain on marketable securities				(43.1)			(43.1)
Foreign exchange differences				17.8		7.9	25.7
Change in unrealized (loss) on interest rate swaps in VIEs						(22.3)	(22.3)
Change in unrealized (loss) on interest rate swaps in subsidiaries				(1.6)		(0.6)	(2.2)
Issuance of shares	26.3	292.0					318.3
Dividend payment					(720.1)		(720.1)
Share issuance Seawell						289.2	289.2
Dividend paid to NCI in VIE						(435.0)	(435.0)
Paid to NCI in Scorpion						(288.7)	(288.7)
Contribution by Non-Controlling interest						281.8	281.8
Step up acquisition in Scorpion					(9.5)	9.5	0.0
Net income					863.4	40.1	903.5
Balance at September 30, 2010	823.5	442.6	1,955.4	276.2	1,035.7	515.8	5,049.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ('Seadrill' or the 'Company') is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. The Company was incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, Seadrill has developed into an international offshore drilling contractor providing services within drilling and well services, and at September 30, 2010 the Company owns and operates 43 offshore drilling units, including 5 units under construction. The Company’s versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. In addition to owning and operating offshore mobile drilling units and tender rigs, the Company provides platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed subsidiary company Seawell Limited ('Seawell'), a Bermuda company in which the Company owned 52.2% at September 30, 2010.

As used herein, and unless otherwise required by the context, the term 'Seadrill' refers to Seadrill Limited and the terms 'Company', 'we', 'Group', 'our' and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements as at December 31, 2009. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements and accompanying notes for the year ended December 31, 2009.

Note 2– Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The split of our organization into segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2010, the Company operates in the following three segments:

•	Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-ups and drillships.

•	Tender Rigs: The Company operates self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

•
Well Services: The Company performs production drilling and maintenance activities on several fixed installations in the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues (including gain on sale of drilling units)
(In millions of US dollar)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Mobile Units	783.1	646.7	2,023.3	1,634.7
Tender Rigs	116.9	88.7	333.2	304.4
Well Services	174.7	148.7	504.0	457.0
Total	1,074.7	884.1	2,860.5	2,396.1

Depreciation and amortization

(In millions of US dollar)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Mobile Units	108.7	87.4	282.9	244.8
Tender Rigs	14.9	10.3	41.7	31.5
Well Services	5.2	5.6	16.4	14.8
Total	128.9	103.3	341.1	291.1

Operating income - net income

(In millions of US dollar)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Mobile Units	358.7	341.9	953.2	803.6
Tender Rigs	57.8	36.6	147.2	144.1
Well Services	14.7	15.2	45.6	43.0
Operating income	431.2	393.7	1,146.0	990.7
Unallocated items:
Total financial items	(33.1)	(1.5)	(118.5)	81.2
Income taxes	(40.6)	(47.8)	(124.0)	(119.9)
Net income	357.5	344.4	903.5	952.0

Total Assets

(In millions of US dollar)	September 30, 2010	December 31, 2009

Mobile Units	14,100.6	11,995.3
Tender Rigs	1,409.1	1,246.6
Well Services	911.4	589.5
Total	16,421.1	13,831.4

Note 3 – Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US dollar)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net income available to stockholders	351.8	324.9	863.4	882.1
Effect of dilution, related to interests on convertible bonds	19.4	11.2	58.3	29.5
Diluted net income available to stockholders	371.2	336.1	921.7	911.6

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(Numbers in million)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Basic earnings per share:
Weighted average number of common shares outstanding	411.7	398.4	406.7	398.4
Diluted earnings per share:
Weighted average number of common shares outstanding	411.7	398.4	406.7	398.4
Effect of dilutive share options	2.1	2.1	2.0	2.1
Effect of dilutive convertible bonds	56.5	29.0	56.4	29.0
	470.3	429.5	465.1	429.5

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in market value recognized as 'Other comprehensive income'.

Marketable securities held by the Company consist of approximately 9.4% of the issued shares of Pride International Inc. ('Pride'), 9.3% of the issued shares of Seahawk Drilling Inc. ('Seahawk') and 80.2% of the partially redeemed Petromena NOK2,000 million bond ('Petromena'). Marketable securities and changes in their carrying value are as follows:

(In millions of US dollar)	Pride	Seahawk	Petromena	Total

Net book value at December 31, 2009	526.5	24.8	191.0	742.3
Realization	-		(162.2)	(162.2)
Mark to market changes at September 30, 2010	(40.9)	(15.5)	-	(56.4)
Net book value at September 30, 2010	485.6	9.3	28.8	523.7

Note 5 – Gain/ (loss) on derivative financial instruments

Total Return Swaps (TRS):
The Company settled the TRS agreement with 4,500,000 Seadrill Limited shares as underlying security on February 12, 2010. The Company then entered into a new TRS agreement with 3,500,000 Seadrill Limited shares as underlying security, with a spot price of NOK 125.7 per share and expiry on February 7, 2011. In September 2010 Seadrill partly settled this TRS and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 shares.

The total realized and unrealized gain related to the two mentioned TRS agreements amounted to $12.6 million for the nine months ended September 2010 and are recognized in the statement of operations as gain/(loss) on derivative financial instruments.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to $188.8 million for the nine months ended September 2010 and are recognized in the statement of operations as loss on derivative financial instruments.

Total realized and unrealized gain on other derivative instruments amounted to $6.9 for the nine months ended September 2010.

Note 6 – Newbuildings

(In millions of US dollars)
Opening balance at December 31, 2009	1,430.9
Additions	1,427.2
Re-classified as drilling units	(1,948.3)
Closing balance at September 30, 2010	909.8

In 2010, additions to newbuildings are principally installments paid to yards, but also include interest expenses and loan-related costs amounting to $53.6 million.

Newbuildings as at September 30, 2010, are as follows:

Drilling unit	Yard	Delivery date	Yard contract price *	Paid as of September 30, 2010
			US$millions	US$millions
Jack-up rigs
West Elara	Jurong	2Q 2011	356	107
West Juno	Keppel	4Q 2010	216	32
West Leda	PPL	3Q 2010	219	217

Tender rigs
West Jaya	Keppel	1Q 2011	210	125

Semi-submersible rigs
West Capricorn	Jurong	4Q 2011	640	325
			1,641	806

* Yard price including variation orders and riser allocations, but excluding spares, accrued interest expenses, construction supervision and operation preparations and mobilization.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 7 – Drilling units

(In millions of US dollar)	September 30, 2010	December 31, 2009
Cost	11,559.8	8,251.7
Accumulated depreciation	(1,055.8)	(737.4)
Net book value	10,504.0	7,514.3

Depreciation and amortization expense was $318.4 million and $271.4 million for the nine months ended September 30, 2010 and 2009, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.

(In millions of US dollar)	September 30, 2010	December 31, 2009
Cost	230.0	210.6
Accumulated depreciation	(118.2)	(95.5)
Net book value	111.8	115.1

Depreciation and amortization expense was $22.7 million and $19.7 million for the nine months ended September 30, 2010 and 2009, respectively.

Note 9 – Goodwill

In the nine months period ended September 30, 2010 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of US dollar)	Period ended September 30, 2010	Year ended December 31, 2009
Net book balance at beginning of period	1,596.0	1,547.3
Goodwill acquired during the period	7.9	-
Impairment losses	-	-
Currency adjustments	(3.4)	48.7
Net book balance at end of period	1,600.5	1,596.0

Note 10 – Long-term interest bearing debt and interest expenses

((In millions of US dollar)	September 30, 2010	December 31, 2009

Credit facilities:
$1,500 facility	1,092.2	1,140.7
$185 facility	-	45.0
$100 facility	38.5	41.7
$800 facility	657.8	724.8
$585 facility	399.1	436.3
$100 facility	81.7	86.1
$1,500 facility	847.8	658.8
$1,200 facility	1,166.7	-
NOK 1,425 facility (Seawell)	189.8	210.6
NOK other loans and leasings (Seawell)	5.4	5.6
Drilling 1st Lien Term Loan	102.3	-
Intrepid Term Loan	70.4	-
Intrepid Revolving Credit Facility	8.5	-
Freedom Term Loan Tranche A and insurance financing	89.9	-
$500 facility	500.0	-
Total Bank Loans + other	5,250.1	3,349.6

Debt recorded in consolidated VIE’s:

$170 facility	103.5	110.8
$700 facility	564.5	618.7
$1,400 facility	1,138.9	1,255.3
Total Ship Finance Facilities	1,806.9	1,984.8

Bonds and convertible bonds:
Bonds	252.0	250.9
Convertible bonds	1,412.1	1,399.2
Total bonds	1,664.1	1,650.1

Other credit facilities with corresponding restricted cash deposits:	373.0	411.4

Total interest bearing debt	9,094.1	7,395.9
Less: current portion	(1,717.1)	(774.1)
Long-term portion of interest bearing debt	7,377.0	6,621.8

The outstanding debt as of September 30, 2010 is repayable as follows:

(In millions of US dollar) Year ending December 31
2010	1,127.2
2011	932.3
2012	2,154.5
2013	2,164.1
2014	1,946.4
2015 and thereafter	681.7
Effect of amortization of convertible bond	87.9
Total debt	9,094.1

In September 2010 we entered into a $1.20 billion senior secured facility with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages in one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one semi-submersible tender rig (West Vencedor). The outstanding balance at September 30, 2010, was $1.17 billion. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

Convertible bonds:
The Company has two convertible bonds outstanding; $1 billion that matures in November 2012 and $500 million that matures in September 2014. The $1 billion convertible bond has an annual coupon of 3.625 percent payable semi-annually and a conversion price of $29.09 per share. The $500 million convertible bond has an annual coupon of 4.875 percent payable semi-annually and a conversion price of $22.65. The conversion prices do not reflect the resolved dividend announced in connection with this quarterly report.

In July 2010, Scorpion Offshore Ltd entered into a $500 million revolving credit facility. The proceeds from the loan was used to refinance all existing indebtness under the Second Lien Credit Agreement, the US$240 million credit facility grated by Seadrill Limited to Scorpion Offshore Limited and for general corporate and working capital purposes. The outstanding balance at September 30, 2010, was $500 million. The facility bears interest at LIBOR plus a margin and is repayable over a term one year.

Covenants- Credit facilities:
The Company has various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - see Annual Report 2009.

Note 11 – Share capital

	September 30, 2010		December 31, 2009
All shares are common shares of $2.00 par value each	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	412,288,216	824.6	399,133,216	798.3
Treasury shares held by Company	(517,233)	(1.1)	(110,200)	(0.3)
Shares issued and outstanding	411,770,983	823.5	399,023,016	798.0

Note 12 – Related party transactions

The Company has entered into sale and lease back contracts for several drilling units with Ship Finance International Limited ('Ship Finance'), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as 'Hemen') and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company’s President and Chairman Mr. John Fredriksen for the benefit of his immediate family. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company’s consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company’s consolidated accounts.

In the nine month period ended September 30, 2010, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	16.0
West Polaris	94.7
West Hercules	93.3
West Taurus	82.9
Total	286.8

In November 2008, the Company granted Ship Finance an unsecured credit facility of $115.0 million. Ship Finance repaid $25.0 million in the first quarter of 2009, and the balance of $90.0 million was sold to Metrogas Holdings Inc ('Metrogas'), a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of $90.0 million was purchased back from Metrogas in the fourth quarter of 2009. Interest of $3.0 million was received in first quarter 2010. The loan was repaid in March 2010.

In November 2009, the Company provided an unsecured loan of $27.7 million to Scorpion, increased to $79.7 million in December 2009. Additional loans were provided during 2010 and total outstanding at May 31, 2010 was $240.0 million when Seadrill achieved control in Scorpion. The loan has been repaid during the third quarter of 2010.

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of $290 million and $145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet as of September 30, 2010.

Note 13 – Fair value of financial instruments

The fair values of the Company’s financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at September 30, 2010, are as follows:

		Fair value measurements at reporting date using
	Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Carrying value
(In millions of US dollar)	September 30, 2010	(Level 1)	(Level 2)	(Level 3)	September 30, 2010
Assets:
Marketable securities	523.7	494.9		28.8	523.7
Currency forward contracts – short term receivable	7.2		7.2		7.2
TRS equity swap contracts	23.9		23.9		23.9
Other derivative instruments- short term receivable	24.9	24.9			24.9
Total assets	579.7	519.8	31.1	28.8	579.7
Liabilities:
Interest rate swap contracts – short term payables	201.2		201.2		201.2
Total liabilities	201.2		201.2		201.2

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at September 30, 2010.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Note 14 – Commitments and contingencies

Purchase Commitments
At September 30, 2010, the Company had five contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, three jack-up rigs and a tender rig. The units are scheduled to be delivered in 2010 and 2011. As of September 30, the Company has paid $806 million directly to the construction yards on the newbuildings, and is committed to make further payments amounting $835 million. These amounts include contract variation orders but exclude spares, accrued interest expenses, construction supervision and operation preparation and mobilization.

The maturity schedule for the remaining yard installments is as follows:

Maturity schedule for yard installments as of September 30, 2010
Q4-2010	185.0
2011	650.0
Total	835.0

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition. The Company’s best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of September 30, 2010.

Gazprom dispute
At the end of 2005 and the beginning of 2006, the Company had a dispute with Gazprom in connection with the operations of the jack-up rig West Larissa, which was named Ekha at that time.

In May 2009, legal hearings took place in the High Court of Justice, London, and the Court has issued a decision with the following main conclusions:

•
The Company was awarded charter hire for the period November 23, 2005, to January 9, 2006, being the date up to when the incident occurred. Including interest this amounted to approximately $6.8 million.

•	The Company was not awarded hire for the time after the incident, nor was the Company awarded any reimbursement for uninsured costs related to its claim.

•
The Court has ruled that Gazprom is entitled to recover costs and expenses related to West Larissa, where Gazprom can demonstrate that these were wasted as a consequence of Seadrill's actions during the incident. The Judge also ruled that Gazprom wrongfully terminated the Contract, and has thus rejected Gazprom's claim for losses associated with the contracting of another rig.

It is not possible at this stage to quantify the net outcome of this ruling. The amount of Gazprom's counter-claim, as well as responsibility for incurred legal costs, will be decided in a separate hearing. The Court’s decision was appealed by the Company, and appeal hearings took place in April 2010. The Company has been advised that Seadrill lost this appeal. The Company does not expect the final outcome to have a significant effect on its financial results.

Note 15 – Acquisition

Starting early 2008, the Company purchased shares/forward contracts in Scorpion Offshore Ltd 'Scorpion'. Scorpion was incorporated in Bermuda with the purpose of operating a fleet of drilling rigs and specifically to construct, own, operate and charter rigs. Scorpion operates seven ultra premium jack-up rigs in the South America, the Middle East and South East Asia. In April 2010, Seadrill increased its ownership to 40.01 percent at a price per Scorpion share of NOK36. In late May 2010, Seadrill announced a bid of NOK40.50 per share and thereby increased the ownership to 50.1 percent of the outstanding shares. Concurrently with this acquisition, we obtained full control of Scorpion. As of September 30, 2010 Seadrill’s ownership in Scorpion was 99.5%.

Seadrill has applied the purchase method in this business combination (ASC topic 805). As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable intangible assets of Scorpion as of the acquisition date. The determination of the value of these components required the Company to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to the net present value of future expected cash flows from operations.

The allocation of the purchase price of Scorpion was based upon preliminary fair value studies. Estimates and assumptions are subject to change upon management’s review of the final valuations. The following table summarizes the preliminary acquisition-date fair value of the assets acquired and the liabilities assumed in connection with the business combination (in millions of US dollar):

Assets

May 31, 2010
Current asset:
Cash and cash equivalents	70.6
Restricted cash	6.0
Accounts receivables, net	64.3
Contract value (short term)	23.2
Other current assets	14.4
Total current assets	178.5

Non-current assets
Drilling units	1,232.5
Equipment	1.6
Contract value (long term)	27.7
Deferred tax assets	3.7
Total non-current assets	1,265.5

Total assets	1,444.0

Liabilities

Current liabilities
Current portion of long-term debt	673.8
Trade accounts payable	19.1
Other current liabilities	52.7
Total current liabilities	745.6

Non-current liabilities
Long-term interest bearing debt	73.6
Deferred taxes	0.4
Other non-current liabilites	3.4
Total non-current liabilities	77.4

Net assets acquired	621.0
Acquisition consideration (based on 100 percent purchase)	564.8
Gain on bargain purchase (based on 100 percent purchase)	56.2

Acquisition consideration:
(In millions of US dollar)
Cash	57.0
Fair Value of previously held 40% equity interest	226.0
Fair Value of Non Controlling Interests	281.8
Total acquisition consideration	564.8

On May 28, 2010 the Company acquired control of Scorpion, and remeasured the previously held 40% equity interest to its fair value. The difference between the $115.4 million book value and the $226.0 million fair value of the previously held 40% interest was recorded as a gain on a separate line item under financial items in the consolidated statement of operations in the second quarter of 2010.

When there is a gain on a bargain purchase, accounting standards require a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. We have performed a reassessment and have still concluded that we have a gain on a bargain purchase. Because the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the excess of the value of the net assets acquired over the purchase price has been recorded as a gain on bargain purchase in the second quarter of 2010.

During the third quarter of 2010, the Company acquired additional shares in Scorpion. The total amount of $288.7 million was paid to non-controlling interests and as a consequence, the Company’s ownership in Scorpion represented 99.5 % of the outstanding shares as of September 30, 2010. The results of Scorpion’s operations were included in our consolidated financial statements since the date of acquisition.

Note 16 – Subsequent Events

The Company has considered subsequent event disclosures up to November 30, 2010.

In October 2010, Seadrill has entered into an agreement to sell the 1984 built jack-up drilling rig West Larissa to a buyer registered in Panama for a total consideration of $55 million. Seadrill expects to record a gain on sale of approximately $26 million in the fourth quarter 2010.

In October 2010, Seadrill issued a seven year $650 million senior unsecured convertible bond with an annual coupon of 3.375% payable semi-annually in arrear and a conversion premium of 30% over the volume weighted average price of the Company's shares on the Oslo Stock Exchange (converted into US dollar) up to the pricing of the bonds on October 21, 2010 (the 'Reference Price').  The Reference Price of the Company's common shares was set at $29.9363 (based on a volume weighted average price of NOK173.96 between launch and pricing). The convertible bonds was issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in October 2017.

During the month of October, Seadrill has successfully completed issuances of a senior unsecured $350 million bond with a coupon of 6.5% payable semi-annually in arrears and mature date in October 2015. The bonds were issued and redeemed at 100% of their principal amount and listed on the Oslo Stock Exchange. Proceeds from the bond issue will be used for general corporate purposes.

On October 18, Seadrill entered into an agreement for the construction of two jack-up drilling rigs with Jurong Shipyard (JSPL) in Singapore. The new units are scheduled for delivery in the fourth quarter 2012 and first quarter 2013 respectively, and total project price is estimated at $400 million. In addition, Seadrill has option agreements for construction of further four jack-up newbuildings with JSPL.

On October 28, Seadrill signed a new $ 700 million bank credit facility with 14 banks. The security package is consisting of seven premium jack-ups acquired through the Scorpion Offshore acquisition. The facility has a fixed interest over LIBOR, a down payment profile of 10 years and a final maturity at November 16, 2015. The proceeds from the new loan has been used to prepay the $ 500 million Scorpion bridge facility (as of July 2010) and repayment of the remaining secured bank debt in Scorpion Offshore. The new loan is based on standard set of Seadrill covenants.

On November 11, Seadrill entered into a turnkey contract to build up to four new ultra-deepwater drillships at the Samsung yard in South Korea. The first two drillships are firmly ordered with delivery in the first and second quarter 2013, respectively. Total project price per rig is estimated to be less than $600 million. The contract further includes a fixed price option for two additional drillships, to be declared during the first quarter 2011.

On November 12, 2010 Seawell executed a loan agreement for a new five year $550 million multicurrency term and revolving facilities agreement with a syndicate of banks.

On November 15, Seadrill entered into an agreement for the construction of two jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Co., Ltd (DSIC) in China. The new units are scheduled for delivery in the fourth quarter 2012 and first quarter 2013 respectively, and total project cost is estimated at $380 million. In addition, Seadrill has option agreements for construction of further two similar units with DSIC.

On November 16, the Board of Seadrill Limited has approved a share incentive program allocating 1,700,000 options to senior management in the Company to acquire shares in Seadrill Limited. The share options were granted on November 16, and have a strike price of NOK 185.20 per share.

On November 26, 2010 Seawell Limited was listed on the Oslo Stock Exchange, and is traded under the ticker 'SEAW'.

The declared dividend related to the third quarter of 2010 is $0.65 per share.